SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RealNetworks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

75605L 70 8

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Michael Parham

Senior Vice President, General Counsel and Corporate Secretary

RealNetworks, Inc.

1501 First Avenue South, Suite 600

Seattle, Washington

(206) 674-2700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,334,886	$386.52

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,977,577 shares of common stock of RealNetworks, Inc. having an aggregate value of approximately $3,334,886 as of November 2, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $115.90 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$386.52
Form or Registration No.:	Schedule TO-I / 005-52907
Filing party:	RealNetworks, Inc.
Date filed:	November 3, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2016 (the “Original Schedule TO” and collectively with Amendment No. 1, the “Schedule TO”) by RealNetworks, Inc., a Washington corporation (“RealNetworks” or the “Company”), related to the Company’s offer to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 3.0 million shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than $4.33 (the “Eligible Options”).

The Exchange Offer is subject to the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Awards dated November 3, 2016 (the “Offer to Exchange”), previously filed with the Original Schedule TO as Exhibit (a)(1)(A) and the other Disclosure Documents (as defined in the Original Schedule TO) previously filed as exhibits to the Original Schedule TO.

This Amendment No. 1 is being filed solely to amend “Item 4 – Terms of the Transaction” and “Item 7 – Source and Amount of Funds or Other Consideration,” in each case to reflect revisions to the information set forth in the Offer to Exchange under the caption “Conditions of the offer.” The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and restated to the extent specifically provided in this Amendment No. 1. Except as specifically provided herein, the information contained in the Original Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule TO other than as specifically provided herein.

Item 4.	Terms of the Transaction.

Item 7.	Source and Amount of Funds or Other Consideration.

The last bullet point following the first paragraph of Section 7 (Conditions of the offer) which begins on page 42 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

“Any rules or regulations by any governmental authority, the Financial Industry Regulatory Authority (FINRA), the Nasdaq Stock Market, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced, or deemed applicable to RealNetworks that would prohibit or materially delay completion of the offer or that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (See Section 3 of this Offer to Exchange, “Purposes of the offer,” for a description of the contemplated benefits of the offer to us).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Awards, dated November 3, 2016.

(a)(1)(B)*	Email to All Eligible Employees from Michael Parham, dated November 3, 2016.

(a)(1)(C)*	Form of Election Form.

(a)(1)(D)*	Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Exchange Offer.

(a)(1)(E)*	Form of Reminder Email.

(a)(1)(F)*	Screen Shots of Offer Website.

(a)(1)(G)*	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(H)*	Employee Presentation Materials

(b)	Not applicable.

(d)(1)	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(2)	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(3)	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(4)	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(5)*	RealNetworks, Inc. 2005 Stock Incentive Plan, as approved by the shareholders of the Company on September 19, 2016 and to be effective upon completion of the Exchange Offer.

(d)(6)*	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan.

(d)(7)*	Form of Stock Appreciation Rights (Cash-Settled) Terms and Conditions for use under RealNetworks, Inc. 2005 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

REALNETWORKS, INC.

/s/ Michael Parham
Michael Parham
Senior Vice President, General Counsel and Corporate Secretary

Date: November 15, 2016

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Awards, dated November 3, 2016.

(a)(1)(B)*	Email to All Eligible Employees from Michael Parham, dated November 3, 2016.

(a)(1)(C)*	Form of Election Form.

(a)(1)(D)*	Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Exchange Offer.

(a)(1)(E)*	Form of Reminder Email.

(a)(1)(F)*	Screen Shots of Offer Website.

(a)(1)(G)*	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(H)*	Employee Presentation Materials

(b)	Not applicable.

(d)(1)	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(2)	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(3)	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(4)	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(5)*	RealNetworks, Inc. 2005 Stock Incentive Plan, as approved by the shareholders of the Company on September 19, 2016 and to be effective upon completion of the Exchange Offer.

(d)(6)*	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan.

(d)(7)*	Form of Stock Appreciation Rights (Cash-Settled) Terms and Conditions for use under RealNetworks, Inc. 2005 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.